Ab 8/27

SECURI[...] [...]SSION

13025322

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 20 2013
WASH. D.C.
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimates average burden	
Hours per response . . . 12.00	

SEC FILE NUMBER
8 – 26312

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIUMPH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FIFTH AVE., 15TH FLOOR
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.T. STAUTBERG JR. (212) 850-2530
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27

OATH OR AFFIRMATION

I, A.T. STAUTBERG JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUMPH SECURITIES CORPORATION, as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHAIRMAN
Title

Scherie Williams
Notary Public State of New York
No. 01WI6247885
Qualified in Queens County
Commission Expires Sept. 6, 20 15
Certificate Filed in New York County

Scherie Williams
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- [ ] (o) Supplemental Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Triumph Securities Corporation:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Triumph Securities Corporation (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Triumph Securities Corporation as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio + Associates, LLP

New York, New York
August 13, 2013

TRIUMPH SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Cash	$ 39,615
Investments, at fair value	64,108
Other	1,087
TOTAL ASSETS	$ 104,810

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 9,500
Stockholder's Equity:	
Common stock, par value $1.00 Authorized 20,000,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	443,180
Accumulated deficit	(347,970)
TOTAL STOCKHOLDER'S EQUITY	95,310
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 104,810

The accompanying notes are an integral part of this financial statement.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of Triumph Resources Corporation)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2013

NOTE 1. ORGANIZATION AND OPERATIONS

Triumph Securities Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on May 20, 1981 to sell and distribute units in oil and gas limited partnerships, of which Triumph Resources Corporation, the Company's parent, is the general partner.

On November 21, 1986, the parent company was involved in an acquisition by Prometheus, Inc. The transaction was treated as a reverse purchase acquisition, whereby stockholders of Triumph Resources Corporation received 90% of the common stock of the new parent company, Triumph Oil and Gas Corporation ("Triumph") and stockholders of Prometheus, Inc. received 10% of Triumph. Triumph Securities Corporation remained a wholly owned subsidiary of Triumph Resources Corporation.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting where revenues are recognized when earned and expenses when incurred. This basis of accounting conforms to generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At June 30, 2013, the Company had investment in securities in the aggregate amount of $64,108 which was valued using Level 3 inputs.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013 the Company had net capital of $30,115, which exceeded their minimum net capital requirements by $25,115. The Company's net capital ratio was 0.32 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Parent allocated rent and utility costs for shared office space to the Company in the amount of $10,268 for the year ended June 30, 2013.

NOTE 5. INCOME TAXES

The Company is included in the consolidated federal tax return of the parent company. State and local taxes are provided based upon separate return filings. No Federal income taxes were allocated to the Company's fiscal year ending June 30, 2012.

The expense for state and local income taxes in the amount of $455 was recognized for the fiscal year ending June 30, 2012.

The tax years that remain subject to examination by taxing authorities are 2010, 2011 and 2012. The Company determined that there are no uncertain tax positions which would require adjustment to, or disclosure on the financial statements.

NOTE 6. FAIR VALUE MEASUREMENTS

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2013:

	Investment in Funds
Beginning Balance, June 30, 2012	$ 64,108
Total gains or losses (realized and unrealized)	-
Purchase and sales, net	-
Ending Balance, June 30, 2013	$ 64,108
The amount of gains (losses) including in income attributable to the change in unrealized gains (losses) relating to assets still held at June 30, 2013	$ -

Gains and losses (realized and unrealized), if any, are included in the Statement of Operations.

Transfers between levels are recognized at the end of the reporting period.

NOTE 7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The company has no lease or equipment rental commitments, no contingent liabilities, had issued no guarantees and had not been named as defendant in any lawsuit at June 30, 2013.

NOTE 8. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at June 30, 2013 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statement was issued, and no events have been have been identified which have been deemed material.